TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W S   R E L E  A S E

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL TO COMMENCE NORMAL COURSE ISSUER BID

For  Immediate  Release:  July  5,  2012.   Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX  Venture

Exchange:  TRC.V,  OTCBB:  TRYLF)  announces  that  pursuant  to  its  news  release  dated  June

25, 2012, it will purchase at market price up to 6,600,000 common shares, previously incorrectly stated  by  news  release  dated  June  26,  2012  being  7,000,000  shares.  The  new  amount  is approximately  10%  of  its  public  float,  by  way  of  a  normal  course  issuer  bid  through  the  facilities

of  the  TSX  Venture  Exchange.   Purchases  pursuant  to  the  bid  will  be  made  by  RBC  Dominion

Securities  Inc.  on  behalf  of  the  Company.  The  bid  will  commence  July  6,  2012  and  will  stay open for 12 months.

ABOUT TERYL RESOURCES

Teryl Resources Corp. symbol TRC.V TSX Venture – has several gold prospects in Alaska near the  Kinross  Fort  Knox  Mine,  a  100%  interest  in  the  Westridge  property  (located  near  the  Fort

Knox mine); a 50% option on the Fish Creek property, adjacent to the Gil property. Teryl sold its

20%  interest  in  the  Gil  property  Fairbanks,  Alaska,  to  date  $2.5  million  dollars  has  been received  of  the  $15  million  from  the  1%  NSR  of  the  property,  thereafter  Teryl  retains  a  ½  of  1%

royalty  for  the  life  of  the  mine;  a  10%  net  profit  interest  in  the  Stepovich  claims,  near  the  Fort

Knox  deposit;  and  a  40%  interest  in  a  silver  property  located  in  Northern  B.C.  adjacent  to

Silvercorp’s  silver  lead  zinc  discovery,  including  a  10%  NPI.   Teryl  has  a  small  revenue  interest

in  three  producing  oil  and  gas  wells  in  Texas  with  Anadarko  Petroleum  as  the  operator.  See

www.terylresources.com website for more detailed information.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson

President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

http://www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial known  and  unknown  risks  and  uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There can  be  no  assurance  that  such  statements  will  prove  accurate,  and  actual  results  and  developments  are

likely   to   differ,   in   some   case   materially,   from   those   expressed   or   implied   by   the   forward-looking

statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that may  prove  to  be  incorrect,  including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling  and exploration  programs;  the  successful  completion  of  new  development  projects,  planned  expansions  or other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource  estimates,  if  any,

grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be  developed;  title  to  mineral properties;  financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Teryl,  and

changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain  required regulatory  approvals  and  ability  to  access  sufficient  capital  from internal  and  external  sources,  the  impact

of   general   economic  conditions   in  Canada,  and  the  United  States,   industry  conditions,     increased

competition,   the   lack   of   availability   of   qualified   personnel   or   management,   fluctuations   in   foreign

exchange,   stock   market   volatility   and   market   valuations   of   companies   with   respect   to   announced

transactions.  The  Company's  actual  results,  performance  or  achievements  could  differ  materially  from those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the

Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports

filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s

20-F  annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.

Accordingly,  no  assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the  amount  of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking statements,  whether  written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are expressly  qualified  in  their  entirety  by  these  cautionary  statements.  Furthermore,  the  forward-looking statements contained in this news release are made as at the date of this news release and the Company does  not  undertake  any  obligation  to  update  publicly  or  to  revise  any  of  the  included  forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the securities  in the  United  States.  The securities of the Company have not been registered  under the United

States  Securities  Act  of  1933,  as  amended  (the  “U.S.  Securities  Act”)  or  any  state  securities  laws  and may  not  be  offered  or  sold  within  the  United  States  or  to  U.S.  Persons  unless  registered  under  the  U.S.

Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the policies  of  the  TSX  Venture  Exchange)  accepts  responsibility  for  the  adequacy  or  accuracy  of  this release.